

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

As permitted by Canadian securities regulators, Enerflex Ltd. (**Enerflex**, the **Company**, or **our**) is using the notice and access model for the delivery of meeting materials to its shareholders (**Shareholders**) in connection with the annual general meeting of the Shareholders of Enerflex (the **Meeting**). Under notice and access, Shareholders still receive a proxy or voting instruction form, as applicable, enabling them to vote in advance of the Meeting. However, instead of receiving a paper copy of our Management Information Circular dated March 21, 2025 (the **Circular**), Shareholders receive this notice explaining how to access the Circular and other meeting materials electronically. This reduces our printing and mailing costs and reduces the environmental impacts associated with producing and distributing large quantities of printed meeting materials.

MEETING DATE AND LOCATION

WHEN	WHERE
Wednesday, May 7, 2025	**Online at: https://virtual-meetings.tsxtrust.com/1737**
1:30 p.m. Mountain Daylight Time	**Passcode: enerflex2025** (case sensitive)

For the virtual platform, you will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1. **Fixing the Number of Directors:** Shareholders will be asked to fix the number of directors of the Company to be elected at the meeting at eight (8), as more particularly described in the Circular under the heading "*Business of the Meeting – Fixing the Number of Directors*".

2. **Election of Directors:** Shareholders will be asked to elect eight directors of the Company, as more particularly described in the Circular under the heading "*Business of the Meeting – Election of Directors*".

3. **Appointment of Auditors:** Shareholders will be asked to appoint Ernst & Young LLP, Chartered Accountants, as auditors of Enerflex for the ensuing year at a remuneration to be fixed by the directors of Enerflex, as more particularly described in the Circular under the heading "*Business of the Meeting – Appointment of Auditors*".

4. **Advisory Vote on Executive Compensation:** Shareholders will be asked to approve an advisory resolution to accept Enerflex's approach to executive compensation, as more particularly described in the Circular under the heading "*Business of the Meeting – Advisory Vote on Executive Compensation*".

5. **Other Business:** Shareholders may be asked to consider other items of business that are properly brought before the Meeting. Information regarding the use of discretionary authority to vote on any such other business may be found in the Circular under the heading "*Business of the Meeting – Other Matters*".

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.



WEBSITE WHERE THE MEETING MATERIALS ARE POSTED

The Circular and related Meeting materials can be viewed online under the electronic profile of Enerflex on SEDAR+ at www.sedarplus.ca or at the following internet address: www.meetingdocuments.com/TSXT/efx/.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the Circular, financial statements, and accompanying management discussion and analysis be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Circular was filed on SEDAR+ by:

  ➢ Calling: 1-888-433-6443 or 416-682-3801 (toll-free in Canada and the United States)
  ➢ Sending an email to: tsxt-fulfilment@tmx.com

Requests should be made at least ten (10) business days in advance of the proxy deposit date set out in the accompanying proxy or voting information form, as applicable, to receive the Meeting materials in advance of the Meeting date.

VOTING

	Registered Shareholders	**Beneficial Shareholders**
Voting by Proxy	To vote by proxy, use the form of proxy that is provided to you. Ensure that your completed proxy is received by TSX Trust Company no later than 1:30 p.m. (MDT) on May 5, 2025, or no later than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the Meeting, by one of the following methods: **By Internet:** www.meeting-vote.com. You will be required to enter the 13-digit control number located on your proxy. **By E-mail:** Scan and e-mail your completed proxy to: proxyvote@tmx.com **By Mail:** TSX Trust Company Attention: Proxy Department P.O. Box 721, Agincourt, Ontario M1S 0A1	To vote by proxy in advance of the meeting, use the voting instruction form that is provided to you from your intermediary and complete the voting instruction form by following the instructions therein well in advance of the meeting. Beneficial Shareholders can vote their shares online by visiting www.proxyvote.com and following the voting instructions on the screen.
Revoking Proxy	You may revoke your proxy at any time before it is acted on.	You may revoke your voting instructions at any time before they are acted on.

Please note: You cannot use this notice to vote. If you request a paper copy of the Circular and related Meeting materials, you will not receive a new proxy form or voting instruction form, as applicable. Accordingly, you should retain the proxy form or voting instruction form, as applicable, accompanying this notice in order to vote.

SHAREHOLDERS WITH QUESTIONS ABOUT NOTICE AND ACCESS CAN CALL TOLL-FREE: 1-800-387-0825 (IN CANADA AND THE UNITED STATES) OR 1-416-682-3860 (OUTSIDE CANADA AND THE UNITED STATES).